                                                               EXHIBIT 99.(A)(1)

                           Offer to Purchase for Cash
                       13,842,619 Shares of Common Stock
                                       of
                          OUTBOARD MARINE CORPORATION
                                       at
                              $16.00 Net Per Share
                                       by
                             OMC ACQUISITION CORP.
                          a wholly-owned subsidiary of
                           DETROIT DIESEL CORPORATION
--------------------------------------------------------------------------------
         THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
                     AT 12:00 MIDNIGHT, NEW YORK CITY TIME,
           ON MONDAY, AUGUST 11, 1997, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (i) THERE BEING VALIDLY TENDERED BY THE EXPIRATION DATE AND NOT WITHDRAWN 13,842,619 SHARES OF COMMON STOCK OF OUTBOARD MARINE CORPORATION (THE "MINIMUM CONDITION"), AND (ii) SATISFACTION OF CERTAIN OTHER TERMS AND CONDITIONS. SEE SECTION 15.

THE OFFER IS BEING MADE IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER DATED AS OF JULY 8, 1997, AMONG DETROIT DIESEL CORPORATION, OMC ACQUISITION CORP. AND OUTBOARD MARINE CORPORATION. ALL OF THE MEMBERS OF THE BOARD OF DIRECTORS OF OUTBOARD MARINE CORPORATION (WITH ONE ABSTENTION) APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT, HAVE DETERMINED THAT THE TERMS OF EACH OF THE OFFER, THE MERGER AND THE MERGER AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS AND RECOMMEND THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.
                          ---------------------------

                                   IMPORTANT

     Any stockholder desiring to tender Shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal and deliver the Letter of Transmittal with the Shares and all other required documents to the Depositary or follow the procedure for book-entry transfer set forth in Section 3 or (ii) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if he desires to tender his Shares.

     Any stockholder who desires to tender Shares and cannot deliver such Shares and all other required documents to the Depositary by the expiration of the Offer must tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3.

     Questions and requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase.
                          ---------------------------

                      The Dealer Manager for the Offer is:

                             CHASE SECURITIES INC.

July 15, 1997

                               TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----

INTRODUCTION.......................................................      1
 1.    Terms of the Offer..........................................      2
 2.    Acceptance for Payment and Payment for Shares...............      4
 3.    Procedure for Tendering Shares..............................      5
 4.    Withdrawal Rights...........................................      7
 5.    Certain Federal Income Tax Consequences.....................      7
 6.    Price Range of Shares; Dividends............................      9
 7.    Effect of the Offer on NYSE Listing, Market for Shares and        9
       SEC Registration............................................
 8.    Certain Information Concerning the Company..................     10
 9.    Certain Information Concerning the Offeror..................     12
10.    Source and Amount of Funds..................................     14
11.    Background of the Offer; Past Contacts, Transactions or          15
       Negotiations with the Company...............................
12.    Purpose of the Offer; The Merger; Plans for the Company.....     16
13.    The Merger Agreement........................................     17
14.    Dividends and Distributions.................................     24
15.    Certain Conditions to Offeror's Obligations.................     24
16.    Certain Regulatory and Legal Matters........................     26
17.    Fees and Expenses...........................................     27
18.    Miscellaneous...............................................     28
Annex I  CERTAIN INFORMATION CONCERNING DDC, THE OFFEROR AND
         RELATED PARTIES...........................................    A-1

TO HOLDERS OF COMMON STOCK OF
OUTBOARD MARINE CORPORATION:

                                  INTRODUCTION

     OMC Acquisition Corp., a Delaware corporation (the "Offeror") and a wholly-owned subsidiary of Detroit Diesel Corporation, a Delaware corporation ("DDC"), hereby offers to purchase 13,842,619 shares of Common Stock, par value $0.15 per share (the "Shares"), of Outboard Marine Corporation, a Delaware corporation (the "Company"), at a purchase price of $16.00 per Share, net to the seller in cash (the "Offer Price"), without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Tendering holders of Shares will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Offeror pursuant to the Offer. The Offeror will pay all charges and expenses of Chase Securities Inc. (the "Dealer Manager"), ChaseMellon Shareholder Services, L.L.C. (the "Depositary") and D.F. King & Co., Inc. (the "Information Agent") in connection with the Offer.

     ALL OF THE MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD OF DIRECTORS") (WITH ONE ABSTENTION) APPROVED THE OFFER, THE MERGER (AS HEREINAFTER DEFINED) AND THE MERGER AGREEMENT (AS HEREINAFTER DEFINED), HAVE DETERMINED THAT THE TERMS OF EACH OF THE OFFER, THE MERGER AND THE MERGER AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS AND RECOMMEND THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

     Mr. William C. France abstained from the decision of the Board of Directors due to an existing relationship with an affiliate of DDC.

     Salomon Brothers Inc, the Company's financial advisor ("the Financial Advisor"), has delivered to the Company's Board of Directors its written opinion that the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view. Copies of such opinions will be contained in the Company's Statement on Schedule 14D-9 to be distributed to the Company's stockholders.

     This Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 8, 1997 (the "Merger Agreement"), among DDC, the Offeror and the Company. The Merger Agreement provides that, subject to the satisfaction of or waiver of certain conditions set forth in the Merger Agreement (including, without limitation, the approval of the Merger and the Merger Agreement by the affirmative vote of the holders of two-thirds of the issued and outstanding Shares on the record date for the stockholders meeting to consider such matters), the Offeror will merge with and into the Company, with the Company continuing as the surviving corporation. Following the Merger the Company will continue as a wholly-owned subsidiary of DDC. (The merger of the Offeror into the Company being herein referred to as the "Merger" and the Company as the survivor of the Merger being herein referred to as the "Surviving Corporation.")

     Pursuant to the Merger, each outstanding Share, other than Shares owned by DDC or the Offeror or held by the Company, all of which shall be cancelled, and other than Shares with respect to which appraisal rights are properly exercised under Delaware law ("Dissenting Shares") ("the Exchanged Common Shares"), will be converted into and represent the right to receive (1) a fractional share of fully paid and nonassessable common stock, $0.01 par value, of DDC ("DDC Common Shares") equal to 4,000,000 divided by the number of Exchanged Common Shares (the "Exchange Ratio") plus (2) a cash payment equal to (a) $16.00 minus (b) the product of the Exchange Ratio times $25, plus (3) in the event the average closing price on the New York Stock Exchange for DDC Common Shares for the 20 consecutive trading days ending on the fifth trading day prior to the Closing Date (the "Closing Date Market Price") is less than $25.00, then an additional cash payment equal to the product of the Exchange Ratio multiplied by the lesser of (a) $25.00 minus the Closing Date Market Price or (b) $6.00 (the "Merger Consideration"). See Section 5 for a description of certain tax consequences of the Offer and the Merger.

     THE OFFER DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY DDC COMMON SHARES. SUCH AN OFFER MAY BE MADE ONLY PURSUANT TO A PROSPECTUS.

     The Company has advised the Offeror that as of June 30, 1997, there were 20,205,515 Shares issued and outstanding. Approval of the Merger will require the affirmative vote of two-thirds of the issued and outstanding Shares. If the Offeror acquires the 13,842,619 Shares subject to the Offer, it will control over two-thirds of the Shares issued and outstanding as of the date of the Merger Agreement and will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder. However, the Company currently has options outstanding to purchase approximately 1,430,000 Shares of which approximately 250,000 are exercisable at $16.00 or less per Share. In addition, there are existing convertible debt instruments of the Company convertible into approximately 3,360,000 Shares, at a conversion price of $22.25 per Share. If at the record date relating to the stockholder meeting on the Merger, more than 20,763,928 Shares are outstanding, the Offeror will not have sufficient voting power to approve the Merger without the affirmative vote of other holders of Shares in an amount, which together with the Shares held by the Offeror, will constitute at least two-thirds of the then issued and outstanding Shares. The Merger Agreement provides that, upon the purchase of Shares pursuant to the consummation of the Offer, DDC shall be entitled to designate such number of directors, rounded up to the next whole number, as will give DDC representation on the Board of Directors equal to the product of (1) the number of directors on the Board of Directors and (2) the percentage that the number of Shares purchased by the Offeror or DDC or any affiliate thereof bears to the aggregate number of Shares outstanding, and the Company shall, upon request by DDC, promptly increase the size of the Board of Directors or exercise its reasonable efforts to secure the resignations of such number of directors as is necessary to enable DDC's designees to be elected to the Board of Directors and shall cause DDC's designees to be so elected. Notwithstanding the foregoing, the Company, DDC and the Offeror shall use their respective reasonable efforts to ensure that at least three members of the Company's Board of Directors shall at all times prior to the Effective Time be current members of its Board of Directors.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1. TERMS OF THE OFFER.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Offeror will accept for payment and pay for 13,842,619 Shares to the extent such Shares are validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4. The term "Expiration Date" means 12:00 Midnight, New York City time, on August 11, 1997, unless the Offeror shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Offeror, shall expire.

     If the Offeror shall decide, in its sole discretion, to increase the consideration offered in the Offer to holders of Shares and if, at the time that notice of such increase is first published, sent or given to holders of Shares in the manner specified below, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until the expiration of such period of ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

     THE OFFER IS CONDITIONED UPON SATISFACTION OF THE MINIMUM CONDITION. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS. SEE SECTION 15. The Offeror reserves the right (but shall not be obligated), in accordance with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), subject to the limitations set forth in the Merger Agreement and described below, to waive or reduce the Minimum Condition or to waive any other condition to the Offer. If the Minimum Condition, or any of the other conditions set forth in Section 15, have not been satisfied by 12:00 Midnight, New York City time, on

August 11, 1997 (or any other time then set as the Expiration Date), the Offeror may, subject to the terms of the Merger Agreement as described below, elect to
(1) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, (2) subject to complying with applicable rules and regulations of the Commission, accept for payment all Shares so tendered and not extend the Offer, or (3) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders. Under the terms of the Merger Agreement, the Offeror may not, without the prior written consent of the Company, (1) waive the Minimum Condition, (2) reduce the number of Shares subject to the Offer, (3) reduce the price per Share to be paid pursuant to the Offer, (4) change the form of consideration payable in the Offer, (5) amend or modify any term or condition of the Offer in any manner adverse to the holders of Shares or (6) impose additional conditions to the Offer other than such conditions required by applicable law. So long as the Merger Agreement is in effect and all the conditions to the Offer have not been satisfied or waived, at the request of the Company, the Offeror shall extend the Offer for an aggregate period of not more than 10 business days (for all extensions by the Company) beyond the originally scheduled expiration date of the Offer. Notwithstanding the foregoing, so long as the Merger Agreement is in effect, the Offeror may, without the consent of the Company, extend the Offer (1) if at the then scheduled Expiration Date of the Offer any of the conditions to the Offeror's obligation to accept for payment and pay for Shares shall not be satisfied or waived, until such time as such conditions are satisfied or waived, (2) for any period required by any rule, regulation, interpretation or position of the Commission or the staff applicable to the Offer, and (3) up to 10 days following the satisfaction of all of the conditions to the Offer; provided, however, that in no event shall DDC extend the Offer for more than 20 days in the aggregate without the consent of the Company.

     Subject to the applicable rules and regulations of the Commission, the Offeror also expressly reserves the right, in its sole discretion at any time and from time to time, (1) to delay payment for any Shares regardless of whether such Shares were theretofore accepted for payment, or, subject to the limitations set forth in the Merger Agreement, to terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions set forth in Section 15 by giving oral or written notice of such delay or termination to the Depositary, and (2) subject to the limitations set forth in the Merger Agreement and described below, at any time or from time to time, to amend the Offer in any respect. The Offeror's right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the Offeror's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

     Any extension of the period during which the Offer is open, delay in acceptance for payment, or payment, termination or amendment of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) and 14e-1(d) under the Exchange Act. Without limiting the obligation of the Offeror under such rule or the manner in which the Offeror may choose to make any public announcement, the Offeror currently intends to make announcements by issuing a press release to the Dow Jones News Service and making any appropriate filing with the Commission.

     If the Offeror makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer (including a waiver of the Minimum Condition), the Offeror will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(c), 14d-6(d) and 14(e)-1 under the Exchange Act or otherwise. The minimum period during which an Offer must remain open following material changes in the terms of the Offer or the information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the Commission's viewpoint, an offer should generally remain open for a minimum of five business days from the date a material change is first published, or sent or given to stockholders. With respect to a change in price or a change in percentage of securities sought (other than an increase in the number of Shares sought), a minimum ten business day period is generally required to allow for adequate dissemination to stockholders and investor response.

     In the event that proration of tendered Shares is required, the Company will determine the proration factor as soon as practicable following the Expiration Date. Proration for each stockholder tendering Shares, shall be based on the ratio of the number of Shares tendered by such stockholder to the total number of Shares tendered by all stockholders. Because of the difficulty in determining the number of Shares properly tendered (including Shares tendered by guaranteed delivery procedures, and not withdrawn) the Company does not expect that it will be able to announce the final proration factor or to commence payment for any Shares purchased pursuant to the Offer until approximately five New York Stock Exchange ("NYSE") trading days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Stockholders may obtain such preliminary information from the Information Agent or the Dealer Manager and may be able to obtain such information from their brokers.

     The Company has provided the Offeror with the Company's list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of stockholders or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Offeror will accept for payment and will pay for, 13,842,619 Shares to the extent such Shares are validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4, promptly after the later to occur of (1) the Expiration Date and (2) subject to compliance with Rule 14e-1(c) under the Exchange Act, the satisfaction or waiver of the conditions set forth in Section 15. Subject to compliance with Rule 14e-1(c) under the Exchange Act, the Offeror expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Sections 1 and 15. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates for such Shares or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company or the Philadelphia Depository Trust Company (collectively, the "Book-Entry Transfer Facilities"), pursuant to the procedures set forth in Section 3, (2) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer, and (3) any other documents required by the Letter of Transmittal.

     The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

     For purposes of the Offer, the Offeror will be deemed to have accepted for payment, and thereby purchased, 13,842,619 Shares to the extent such Shares are validly tendered and not withdrawn as, if and when the Offeror gives oral or written notice to the Depositary of the Offeror's acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Offeror and transmitting such payment to tendering stockholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Offeror is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Offeror's rights under
Section 15, the Depositary may, nevertheless, on behalf of the Offeror, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 below and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the Offer Price by the Offeror because of any delay in making such payment.

     If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer to a Book-Entry Transfer Facility, such Shares will be credited to an account maintained within such Book-Entry Transfer Facility), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

     If, prior to the Expiration Date, the Offeror increases the Offer Price, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer.

3. PROCEDURE FOR TENDERING SHARES.

     Valid Tenders. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees and any other required documents, or an Agent's Message in connection with a book-entry delivery of Shares, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure set forth below. In addition, either (1) certificates representing such Shares must be received by the Depositary or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (2) the guaranteed delivery procedure set forth below must be complied with. No alternative, conditional or contingent tenders will be accepted. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at each Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing a Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through book-entry at a Book-Entry Transfer Facility prior to the Expiration Date, (1) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase or (2) the guaranteed delivery procedures described below must be complied with.

     Signature Guarantee. Signatures on the Letter of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agent's Medallion Program (collectively, "Eligible Institutions"), unless the Shares tendered thereby are tendered (1) by a registered holder of Shares who has not completed either the box labeled "Special Delivery Instructions" or the box labeled "Special Payment Instructions" on the Letter of Transmittal or (2) for the account of any Eligible Institution. If the certificates evidencing Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made, or delivered to, or certificates for unpurchased Shares are to be issued or returned to, a person other than the registered owner or owners, then the tendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all of the following guaranteed delivery procedures are duly complied with:

          (i) the tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Offeror herewith, is received by the Depositary, as provided below, prior to the Expiration Date; and

          (iii) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), and any required signature guarantees (or in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

     THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after (1) timely receipt by the Depositary of certificates for such Shares or a Book-Entry Confirmation, (2) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with all required signature guarantees, or an Agent's Message, in the case of a book-entry transfer, and (3) any other documents required by the Letter of Transmittal.

     BACKUP FEDERAL INCOME TAX WITHHOLDING. TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT OF THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, EACH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH HIS CORRECT TAXPAYER IDENTIFICATION NUMBER ("TIN") AND CERTIFY THAT HE IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. SEE INSTRUCTION 8 SET FORTH IN THE LETTER OF TRANSMITTAL.

     Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Offeror, in its sole discretion, and its determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any or all tenders of any Shares that are determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of the Offeror, be unlawful. The Offeror also reserves the absolute right to waive any of the conditions of the Offer, subject to the limitations set forth in the Merger Agreement, or any defect or irregularity in the tender of any Shares. The Offeror's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions to the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Offeror, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of the Offeror as such stockholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Offeror (and any and all other Shares or other securities or rights issued or issuable in respect of such Shares). All such proxies shall be considered coupled with an interest in the tendered Shares. This appointment is effective when, and only to the extent that, the Offeror accepts for payment the Shares deposited with the Depositary. Upon acceptance for payment, all prior proxies given by the stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent proxies may be given or written consent executed (and, if given or executed, will not be deemed effective). The designees of the Offeror will, with respect to the Shares and other securities or rights, be empowered to exercise all voting and other rights of such stockholder as they in their sole judgment deem proper in respect of any annual or special meeting of the Company's stockholders, or any adjournment or postponement thereof. The Offeror reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Offeror's payment for such Shares, the Offeror must be able to exercise full voting and other rights with respect to such Shares and the other securities or rights issued or issuable in respect of such Shares, including voting at any meeting of stockholders (whether annual or special or whether or not adjourned) in respect of such Shares.

4. WITHDRAWAL RIGHTS.

     Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after September 12, 1997. If purchase of or payment for Shares is delayed for any reason or if the Offeror is unable to purchase or pay for Shares for any reason, then, without prejudice to the Offeror's rights under the Offer, tendered Shares may be retained by the Depositary on behalf of the Offeror and may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of a tender offer.

     For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror, in its sole discretion, and its determination will be final and binding on all parties. None of the Offeror, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     The following is a summary of the principal federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted to cash and DDC Common Shares in the Merger (including pursuant to the exercise of appraisal rights). The discussion applies only to holders of Shares in whose hands Shares are capital assets, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to holders of Shares who are in special tax situations (such as insurance companies, tax-exempt organizations or non-U.S. persons).

     THE FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE INCLUDED FOR GENERAL INFORMATIONAL PURPOSES ONLY AND ARE BASED UPON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER OF SHARES SHOULD CONSULT HIS OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO HIM AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND OTHER INCOME TAX LAWS.

     The receipt of cash for Shares pursuant to the Offer and receipt of cash and DDC Common Shares for Shares pursuant to the Merger (including pursuant to the exercise of appraisal rights) will be taxable for federal income tax purposes (and also may be a taxable transaction under applicable state, local and other income tax laws). In general, for federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between his adjusted tax basis in the Shares sold pursuant to the Offer and the amount of cash received therefor. Holders of Shares who receive cash and DDC Common Shares in the Merger will recognize gain or loss equal to the difference between the sum of (1) the fair market value of the DDC Common Shares and (2) the cash received and the holder's adjusted tax basis in the Shares exchanged.

     Gain or loss, and adjusted tax basis, must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted in the Merger. Such gain or loss will be capital gain or loss (other than, with respect to the exercise of appraisal rights, amounts, if any, which are or are deemed to be interest for federal income tax purposes, which amounts will be taxed as ordinary income) and will be long-term gain or loss if, on the date of sale (or, if applicable, the date of the Merger), the Shares were held for more than one year.

     Payments in connection with the Offer or the Merger may be subject to "backup withholding" at a rate of 31%. Backup withholding generally applies if the stockholder (1) fails to furnish his social security number or TIN, (2) furnishes an incorrect TIN, (3) fails properly to report interest or dividends, or (4) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is his correct number and that he is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from backup withholding, including corporations and financial institutions. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each stockholder should consult with his own tax advisor as to his qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering stockholders may be able to prevent backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See
Section 3.

6. PRICE RANGE OF SHARES; DIVIDENDS.

     The Shares are principally traded on the NYSE under the symbol "OM." The following table sets forth for the periods indicated the high and low closing prices per Share on the NYSE based on published financial sources, together with the dividends paid per Share.

                                                                           DIVIDENDS
                                                         HIGH      LOW       PAID
                                                         ----      ---     ---------
FISCAL 1995:
  First Quarter.....................................    $24.88    $17.50     $.10
  Second Quarter....................................     22.00     19.50      .10
  Third Quarter.....................................     22.88     18.88      .10
  Fourth Quarter....................................     22.63     18.00      .10
FISCAL 1996:
  First Quarter.....................................    $22.38    $19.75     $.10
  Second Quarter....................................     21.88     18.88      .10
  Third Quarter.....................................     20.25     18.13      .10
  Fourth Quarter....................................     18.50     14.38      .10
FISCAL 1997:
  First Quarter.....................................    $16.88    $15.25     $.10
  Second Quarter....................................     17.50     12.13      .10
  Third Quarter.....................................     17.75     10.88       --
  Fourth Quarter (through July 14, 1997)............     19.50     15.88       --

     On July 8, 1997, the last full day of trading prior to the public announcement of the execution of the Merger Agreement, the closing price per Share as reported on the NYSE was $19.50. On July 14, 1997, the last full day of trading prior to the commencement of the Offer, the closing price per Share as reported on the NYSE was $15.94.

     Stockholders are urged to obtain current market quotations for the Shares.

7. EFFECT OF THE OFFER ON NYSE LISTING, MARKET FOR SHARES AND SEC REGISTRATION.

     The purchase of the Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Offeror. The Company has advised the Offeror that, as of July 8, 1997, there were approximately 3,950 stockholders of record and approximately 15,400 beneficial owners of the Shares.

     Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NYSE for continued listing and may, therefore, be delisted from such exchange. According to the NYSE's published guidelines, the NYSE could consider delisting the Shares if, among other things, the number of publicly held Shares (excluding Shares held by officers, directors, their immediate families and other concentrated holdings of 10% or more) were less than 600,000, there were less than 1,200 holders of at least 100 Shares or the aggregate market value of the publicly held Shares was less than $5 million. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of Shares on such exchanges is discontinued, the market for the Shares could be adversely affected.

     If the NYSE were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or through Nasdaq or other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

     The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

     The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Shares. The termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders' meetings pursuant to Section 14(a), and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act").

8. CERTAIN INFORMATION CONCERNING THE COMPANY.

     The Company is a Delaware corporation with its principal executive offices located at 100 Sea Horse Drive, Waukegan, Illinois 60085.

     According to the Company's Annual Report on Form 10-K for the year ended September 30, 1996 (the "Company 10-K"), the Company is engaged principally in the manufacturing and marketing of marine engines, boats and marine parts and accessories principally for recreational use. Most of the Company's principal products are sold throughout the world.

     The following selected consolidated financial data of the Company and its subsidiaries for the three fiscal years ended September 30, 1996 have been taken or derived from the audited financial statements contained in the Company 10-K and the consolidated financial data for the six months ended March 31, 1997 have been taken or derived from the unaudited financial statements contained in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the "Company 10-Q"). See Section 18. More comprehensive financial information for such period is included in the Company 10-K and the Company 10-Q, and the financial data set forth below is qualified in its entirety by reference to such reports, including the financial statements contained therein. Such reports may be examined and copies may be obtained from the offices of the Commission in the manner set forth below.

                          OUTBOARD MARINE CORPORATION

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                                   SIX MONTHS ENDED             FISCAL YEAR ENDED
                                                      MARCH 31,                   SEPTEMBER 30,
                                                 --------------------    --------------------------------
                                                   1997        1996        1996        1995        1994
                                                   ----        ----        ----        ----        ----
                                                     (UNAUDITED)
INCOME STATEMENT DATA:
  Net sales..................................    $  434.1    $  517.6    $1,121.5    $1,229.2    $1,078.4
  Net earnings (Loss)........................       (21.6)      (11.3)       (7.3)       51.4        48.5
  Primary net earnings (loss) per Share......       (1.07)      (0.56)       (.36)       2.56        2.42
  Fully diluted earnings (loss) per Share....       (1.07)      (0.56)       (.36)       2.33        2.22
  Dividends declared per Share...............         .20         .20         .40         .40         .40

                                                               AT MARCH 31,        AT SEPTEMBER 30,
                                                               ------------       -------------------
                                                                   1997            1996         1995
                                                                   ----            ----         ----
                                                               (UNAUDITED)
BALANCE SHEET DATA:
  Total assets.............................................       $835.4          $873.7       $907.0
  Total current assets.....................................        442.8           467.5        502.2
  Total current liabilities................................        245.6           253.3        248.8
  Long-term debt...........................................        172.6           177.6        177.4
  Total shareholders' investment...........................        210.2           237.6        255.8

     Prior to entering into the Merger Agreement, the Offeror conducted a due diligence review of the Company and in connection with such review received certain non-public information from the Company pursuant to the terms of a Confidentiality Agreement dated April 14, 1997. The non-public information included, among other things, the Company's 1997 financial model (the "Financial Model") for the fiscal years ending September 30, 1997, 1998, 1999, 2000 and 2001. The Financial Model was prepared by the Company's management based on numerous assumptions, including among others, the current business base and prospects of the Company's operations, operating costs, wage and benefit increases and the general business climate for the Company's operations. Set forth below is a summary of certain income statement data derived from the Financial Model. None of the assumptions set forth in the Financial Model give effect to the Offer, the Merger or the financing thereof or the potential combined operations of DDC and the Company after consummation of such transactions.

     THE COMPANY HAS ADVISED THE OFFEROR THAT IT DOES NOT AS A MATTER OF COURSE DISCLOSE PROJECTIONS AS TO FUTURE REVENUES OR EARNINGS, AND THAT THE PROJECTIONS DISCUSSED IN THE FINANCIAL MODEL WERE NOT INTENDED TO FORECAST LIKELY OR ANTICIPATED OPERATING RESULTS, BUT INSTEAD WERE MERELY ONE SCENARIO INTENDED TO REPRESENT INTERNAL GOALS AND ILLUSTRATE CAPITAL NEEDS AND OTHER ELEMENTS NECESSARY BASED ON A FINANCIAL MODEL TO ACHIEVE SUCH GOALS. THE PROJECTIONS DISCUSSED IN THE FINANCIAL MODEL WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE COMMISSION OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS FOR PROJECTIONS. THE FORECASTED INFORMATION IS INCLUDED HEREIN SOLELY BECAUSE SUCH INFORMATION WAS FURNISHED TO THE OFFEROR OR ITS FINANCIAL ADVISORS. ACCORDINGLY, THE INCLUSION OF THE PROJECTIONS IN THIS OFFER SHOULD NOT BE REGARDED AS AN INDICATION THAT THE OFFEROR, THE COMPANY OR THEIR RESPECTIVE FINANCIAL ADVISORS OR THEIR RESPECTIVE OFFICERS AND DIRECTORS CONSIDER SUCH INFORMATION TO BE ACCURATE OR RELIABLE, AND NONE OF SUCH PERSONS ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY THEREFOR. THE FINANCIAL MODEL WAS PREPARED FOR INTERNAL USE AND IS SUBJECTIVE IN MANY RESPECTS AND THUS SUSCEPTIBLE TO VARIOUS INTERPRETATIONS AND PERIODIC REVISION BASED UPON ACTUAL EXPERIENCE AND BUSINESS DEVELOPMENT. IN ADDITION, BECAUSE THE ESTIMATES AND ASSUMPTIONS UNDERLYING THE FINANCIAL MODEL ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND ARE BEYOND THE CONTROL OF THE COMPANY AND/OR THE OFFEROR, THERE CAN BE NO ASSURANCE THAT THE FINANCIAL MODEL WILL BE REALIZED. ACCORDINGLY, IT IS EXPECTED THAT THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY HIGHER OR LOWER THAN THOSE SET FORTH BELOW.

                          OUTBOARD MARINE CORPORATION

                  SUMMARY 1997 BUSINESS PLAN INCOME STATEMENT
                              COMBINED OPERATIONS
                                 (IN MILLIONS)

                                                             FOR THE YEAR ENDED SEPTEMBER 30,
                                                 --------------------------------------------------------
                                                   1997        1998        1999        2000        2001
                                                   ----        ----        ----        ----        ----
Total sales..................................    $1,001.6    $1,105.9    $1,157.6    $1,212.0    $1,269.2
Earnings (loss) before taxes.................       (16.7)       17.6        28.6        38.6        51.2
Net earnings (loss)..........................       (19.7)       14.7        25.6        34.6        45.1

     Except as otherwise indicated herein, the information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the Commission or otherwise publicly available. Although the Offeror does not have any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, the Offeror does not take any responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to the Offeror.

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interests of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Commission in New York (Seven World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511). Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the World Wide Web (www.sec.gov). In addition, information about the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York, 10005.

9. CERTAIN INFORMATION CONCERNING THE OFFEROR

     DDC owns 100% of the issued and outstanding capital stock of the Offeror. Approximately 46% of the outstanding capital stock of DDC is held by DDC Holdings, Inc., a Delaware corporation ("DDC Holdings"), which is a wholly-owned subsidiary of Penske Corporation, a Delaware corporation. Penske Corporation is controlled by Roger S. Penske.

     The principal executive offices of DDC and the Offeror are located at 13400 Outer Drive, West, Detroit, Michigan 48239-4001. The principal executive offices of DDC Holdings are located at 1105 N. Market Street, Suite 1300, Wilmington, Delaware 19801. The business address of Roger S. Penske is 13400 Outer Drive West, Detroit, Michigan 48239-4001. The name, business address, principal occupation or employment, five year employment history and citizenship of each director and executive officer of DDC and the Offeror are set forth in Annex I hereto.

     DDC designs, manufactures, markets, services and provides aftermarket and remanufactured products for a full range of high performance diesel and alternative fuel engines from ten to 10,000 horsepower and provides financing through Detroit Diesel Capital Corporation. DDC serves the on-highway truck, coach and bus, automotive, construction, mining and industrial, power generation, marine and military markets through a worldwide network of more than 2,500 authorized distributors and dealers. Additionally, DDC sells its engines directly to original equipment manufacturers ("OEMs") as well as to governmental entities. A portion of

DDC's products are exported in equipment sold by its OEM customers to end-users. In 1996, approximately 66% of DDC's net revenues were derived from sales made directly to U.S.-based customers, with the balance sold to international accounts. A portion of U.S. sales were exported as part of equipment built by U.S. customers.

     DDC's world headquarters is located in Detroit, Michigan. DDC operates diesel engine manufacturing plants in Redford, Michigan and in Cento, Italy, as well as an engine assembly facility in Emporia, Kansas. Additionally, DDC operates a worldwide Parts Distribution Center in Canton, Ohio, complemented by service parts warehouses located in the Netherlands and in Singapore.

     The following selected consolidated financial data of DDC and its subsidiaries has been taken or derived from the audited financial statements contained in DDC's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 or Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997. DDC is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the Commission relating to its business, financial condition and other matters. DDC is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the Commission relating to its business, financial condition and other matters. More comprehensive financial information is included in such forms and the other documents filed by DDC with the Commission, and the financial data set forth below is qualified in its entirety by reference to such reports and other documents including the financial statements contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the same manner as set forth with respect to the Company in
Section 8.

                           DETROIT DIESEL CORPORATION
                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                THREE MONTHS
                                                    ENDED
                                                  MARCH 31,            YEAR ENDED DECEMBER 31,
                                               ---------------   ------------------------------------
                                                1997     1996      1996          1995          1994
                                                ----     ----      ----          ----          ----
                                                 (UNAUDITED)
INCOME STATEMENT DATA
  Net revenues...............................  $519.7   $478.8   $1,962.9      $2,087.1      $1,662.5
  Gross profit...............................   122.2    112.2      449.1         486.3         388.8
  Income before income taxes and minority
     interests...............................    10.2     13.2        1.4          60.8          59.6
  Net income.................................     6.4      8.3        3.8(1)       40.1(2)       36.1
  Primary net income per share...............  $  .26   $  .34   $    .16(1)   $   1.62(2)   $   1.52

                                                                               AT DECEMBER 31,
                                                              AT MARCH 31,   -------------------
                                                                  1997         1996       1995
                                                              ------------     ----       ----
                                                              (UNAUDITED)
BALANCE SHEET DATA
  Total assets..............................................    $1,155.3     $1,112.6   $1,045.1
  Long-term debt and capital leases.........................       128.7         92.6       58.5
  Total debt................................................       148.5        119.0       90.1
  Total liabilities.........................................       830.6        791.4      734.7
  Total stockholders' equity................................       324.7        321.2      310.4

-------------------------
(1) Includes a $24.9 million, net of tax, special charge for product coverage and to reduce the value of an investment in Mexico. Excluding this charge net income would have been $28.7 million, or $1.17 per share.

(2) Includes a $6.7 million, net of tax, restructuring charge to cover costs of a reduction in salaried personnel. Excluding this charge, net income would have been $46.8 million, or $1.90 per share.

     DDC Common Shares are traded on the NYSE under the symbol "DDC." On July 14, 1997, the last full day of trading prior to the commencement of the Offer, the closing price per share of DDC Common Shares as reported on the NYSE was $25.25. Stockholders are urged to obtain current market quotations for DDC Common Shares.

10. SOURCE AND AMOUNT OF FUNDS.

     The total amount of funds required by the Offeror to consummate the Offer and the Merger is expected to be approximately $225 million, which amount excludes related fees and expenses. The Offeror plans to obtain the necessary funds under the Credit Facilities (as defined below).

     DDC has received a written financing commitment (the "Commitment Letter") from Chase Securities Inc. ("CSI") and The Chase Manhattan Bank ("Chase Bank") to provide a senior revolving credit facility in the aggregate amount of up to $300 million and a senior term loan facility in the aggregate amount of up to $500 million (the "Credit Facilities"). The purposes of the Credit Facilities is to finance the Offer and the Merger, and to pay related fees and expenses, and, with respect to the senior revolving credit facility, for general corporate purposes of DDC and its subsidiaries in the ordinary course of business. Although Chase Bank has committed to provide the entire Credit Facilities, CSI intends to syndicate the Credit Facilities to a group of financial institutions (the "Lenders") prior to the initial funding under the Credit Facilities.

     The terms of the definitive agreement providing for the Credit Facilities (the "Loan Agreement") have not been finalized. The following is a summary of the anticipated principal terms of the Credit Facilities based upon the Commitment Letter. This summary is subject to finalizing the Loan Agreement and is qualified in its entirety by reference to the Commitment Letter, which is filed as an exhibit to the Schedule 14D-1 of which this Offer to Purchase is an exhibit.

     The Credit Facilities are anticipated to mature in six years. The senior term loan facility will be repayable in consecutive semi-annual installments, commencing on the first anniversary of the closing date with respect to the Credit Facilities. The senior revolving credit loan will have no scheduled amortization. The Credit Facilities will be unsecured unless senior subordinated notes in an aggregate amount of at least $125 million have not been issued on or prior to the closing date with respect to the Credit Facilities, in which case the Credit Facilities will be secured by a perfected first priority security interest in all of the capital stock of the Company. This security interest will be released if DDC achieves certain financial ratios on the last day of any quarter ending on or after December 31, 1997.

     Borrowings under the Credit Facilities will bear interest at a floating rate based upon, at DDC's option, (1) the higher of Chase Bank's prime rate, the secondary market rate for three-month certificates of deposit plus 1%, or the Federal funds rate plus 0.5% per annum, in each case, plus up to 0.25%, depending upon certain financial ratios applicable to DDC, or (2) the Eurodollar Rate, plus between 0.625% and 1.500%, depending upon certain financial ratios applicable to DDC. In addition, DDC will have a competitive advance option under the Credit Facilities that will allow it to request uncommitted advances from the Lenders at competitive rates on an auction basis. A facility fee will accrue on the total Credit Facilities regardless of usage at a rate of from 0.175% to 0.375% per annum, depending upon certain financial ratios applicable to DDC. DDC will also pay Chase Bank underwriting and administration fees, reimburse certain expenses and provide certain indemnities, all of which DDC believes to be customary for commitments of this type.

     The Loan Agreement will contain conditions precedent, representations and warranties, covenants (including financial covenants), events of default and other provisions customary for such financings.

     Chase Bank's commitment to provide the Credit Facilities is conditioned on, among other things: (1) there not occurring or becoming known to CSI and Chase Bank any material adverse condition or material adverse change in or affecting the business, operations, property, condition (business or otherwise) or prospects (a) of DDC and its subsidiaries, taken as a whole, or (b) the Company and its subsidiaries, taken as a whole, that would permit DDC to terminate the Merger Agreement; (2) CSI and Chase Bank not becoming aware after the date of the Commitment Letter of any information or other matter affecting DDC or the Company or the transactions contemplated by the Commitment Letter which is inconsistent in a material and adverse manner with any such information or other matter disclosed to CSI and Chase Bank before the date of the Commitment Letter;
(3) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that, in the judgment of CSI and Chase Securities, could materially impair the syndication of the Credit Facilities, and (4) the negotiation, execution and delivery on or before October 31, 1997 of definitive documentation with respect to the Credit Facilities.

     It is anticipated that the indebtedness incurred through borrowing under the Credit Facilities will be repaid from funds generated internally by DDC and its subsidiaries, including the Company and its subsidiaries, and from other sources that may include the proceeds of the private or public sale of debt or equity securities. No final decisions have been made concerning the method DDC will employ to repay such indebtedness. Such decisions when made will be based upon DDC's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

     The purchase of Shares pursuant to the Offer may, without the requisite consents, result in an event of default under certain loan agreements to which affiliates of the Offeror are parties. While the Offeror expects to obtain the requisite consents prior to the Offer being consummated, the Offeror's obligation to accept Shares tendered pursuant to the Offer is not conditioned on the obtaining of these consents. In addition, the purchase of Shares under the Offer may result in a default under certain credit facilities of the Company. It is the Offeror's present intention, upon obtaining control of the Company, to cause the Company to replace these facilities.

11. BACKGROUND OF THE OFFER; PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE COMPANY.

     In April 1997, Mr. John C. Jinishian of Salomon Brothers Inc ("Salomon Brothers") sent Mr. Timothy D. Leuliette, Vice Chairman and Chief Operating Officer of Penske Corporation and Vice Chairman of DDC, a letter to advise Penske Corporation that the Company was exploring strategic alternatives, including a sale of the Company, and to invite Penske Corporation to make an offer. DDC believes that Penske Corporation was one of several companies contacted by Salomon Brothers about this opportunity. On April 14, 1997, Penske Corporation and the Company entered into a Confidentiality Agreement that related to due diligence review by Penske Corporation and its affiliates of the Company, and, over the course of the following eight weeks, representatives of Penske Corporation and DDC conducted such due diligence review.

     On June 10, 1997, Mr. Jinishian sent to Mr. Leuliette an invitation to submit a written offer for the acquisition of the Company. Messrs. Leuliette, Penske and other DDC executive officers presented the OMC acquisition opportunity to the DDC Board of Directors on June 23, 1997. The DDC Board of Directors unanimously approved the offer and merger on the terms and conditions presented to the DDC Board.

     On June 25, 1997, Mr. Leuliette submitted to Mr. Jinishian DDC's offer, which provided that an affiliate of DDC would acquire by tender offer 13,842,619 Shares for $16.00 per Share in cash, followed by a merger in which the remaining stockholders would receive a combination of DDC Common Shares and cash.

     The next day, Mr. Jinishian contacted Mr. Leuliette to clarify and negotiate the terms of the offer relating to the merger consideration payable in the Merger. Mr. Leuliette responded with a letter, together with, on June 27, 1997, amended terms. On June 27, 1997, Mr. Jinishian again contacted Mr. Leuliette to discuss the consideration payable in connection with the transactions, together with the fees payable in the event of a termination of the proposed DDC transaction coupled with the completion of a transaction including OMC and a third party. Mr. Leuliette responded the following day to further negotiate the terms of the merger consideration and the amount of the termination fee, and on June 30, 1997, Mr. Leuliette and Mr. Jinishian continued such negotiations. On July 1, 1997, the Company entered into a Confidentially Agreement that related to the Company's due diligence review of DDC and representatives of the Company conducted such due diligence review. Thereafter, the parties negotiated the final terms of the Merger Agreement and the other definitive documents for the transaction.

     On July 8, 1997, the Company's Board of Directors approved the Merger Agreement and the parties executed the definitive documentation related thereto after the close of business that day.

12. PURPOSE OF THE OFFER; THE MERGER; PLANS FOR THE COMPANY.

     The purpose of the Offer is for DDC, through the Offeror, to acquire control of the Company through the Offeror's purchase of 13,842,619 Shares, as a first step in consummating a business combination between DDC and the Company. The purpose of the Merger is for the Offeror to acquire all Shares not purchased pursuant to the Offer and thereby accomplish the business combination transaction.

     Under the Delaware General Corporate Law (the "DGCL") and the Company's Certificate of Incorporation, the approval of the Board of Directors of the Company, and the affirmative vote of the holders of two-thirds of the outstanding Shares are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. All of the members of the Board of Directors of the Company (with one abstention) approved the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby, and the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of two-thirds of the Shares. If the Offeror acquires the 13,842,619 Shares subject to the Offer, it will control over two-thirds of the Shares issued and outstanding as of the date of the Merger Agreement and will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder. However, the Company currently has options outstanding to purchase approximately 1,430,000 Shares of which approximately 250,000 are exercisable at $16.00 or less per Share. In addition, there are existing convertible debt instruments of the Company convertible into approximately 3,360,000 Shares, at a conversion price of $22.25 per Share. If at the record date relating to the stockholder meeting on the Merger, more than 20,763,928 Shares are outstanding, the Offeror will not have sufficient voting power to approve the Merger without the affirmative vote of other holders of Shares in an amount, which together with the Shares held by the Offeror, will constitute at least two-thirds of the then issued and outstanding Shares.

     In the Merger Agreement, the Company has agreed to take all action necessary to convene a meeting of its stockholders as promptly as practicable after the consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby, if such action is required by the DGCL. The Offeror has agreed that all Shares owned by it and its subsidiaries will be voted in favor of the Merger Agreement and the transactions contemplated thereby.

     Board Representation. Upon purchase of Shares pursuant to consummation of the Offer, the Merger Agreement provides that the Offeror will be entitled to designate representatives to serve on the Board in proportion to the Offeror's ownership of Shares following such purchase. See Section 13. The Offeror currently intends to designate two-thirds of the directors of the Company following consummation of the Offer. It is currently anticipated that the Offeror will designate the persons it would be entitled to appoint as directors of the Company from the executive officers and directors of the Offeror listed in Annex I. The Offeror expects that such representation may permit the Offeror to exert substantial influence over the Company's conduct of its business and operations. Notwithstanding the foregoing, the Company, DDC and the Offeror shall use their respective reasonable efforts to ensure that at least three members of the Company's Board of Directors shall at all times prior to the Effective Time be current members of its Board of Directors.

     Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders of the Company will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are complied with, could lead to a judicial determination of the fair value of the Shares, as of the day prior to the date on which the stockholders' vote was taken approving the merger or similar business combination (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting stockholders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, a Delaware court would be required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be different from the Offer Price or the Merger Consideration.

     In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that although the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

     Rule 13e-3. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which the Offeror seeks to acquire the remaining Shares not held by it. The Offeror believes, however, that if the Merger is consummated within one year of its purchase of Shares pursuant to the Offer, Rule 13e-3 will not be applicable to the Merger. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction, be filed with the Commission and disclosed to stockholders prior to consummation of the transaction.

     Plans for the Company. Except as otherwise set forth in this Offer to Purchase, it is expected that, initially following the Merger, the business and operations of the Company will be continued by the Surviving Corporation substantially as they are currently being conducted. The Company or the Surviving Corporation may be required to repurchase certain of the Company's 7.00% convertible subordinated debentures pursuant to the related Indenture in connection with the purchase of shares by the Offeror pursuant to the Offer, and the Surviving Corporation may redeem any remaining debentures, although it would not be required to do so. Also, the Merger Agreement provides that prior to the Effective Time (as defined below), the Company will not (i) declare, set aside or pay any dividend (whether in cash, stock or property) or make any other distribution or payment with respect to any shares of its capital stock or (ii) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or make any commitment for any such action.

     DDC will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger, and will take such actions as it deems appropriate under the circumstances then existing. DDC intends to seek additional information about the Company during this period. Thereafter, DDC intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization and management with a view to optimizing exploitation of the Company's potential in conjunction with DDC's business. It is expected that the business and operations of the Company would form an important part of DDC's future business plans.

     Except as indicated in this Offer to Purchase, neither the Offeror nor DDC has any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries or any material change in the Company's capitalization or dividend policy or any other material changes in the Company's corporate structure or business, or the composition of the Company's Board of Directors or management.

13. THE MERGER AGREEMENT.

     The following is a summary of certain provisions of the Merger Agreement, a copy of which has been filed as an exhibit to the Schedule 14D-1 filed by the Offeror and the Partnership with the Commission and which is available in the manner set forth in Section 18. Such summary is qualified in its entirety by reference to the text of the Merger Agreement.

     The Merger Agreement provides for the commencement of the Offer not later than five business days after the first public announcement of the execution of the Merger Agreement, provided that certain of the conditions to the Offer have not occurred. Pursuant to the terms and conditions of the Merger Agreement, DDC, the Offeror and the Company are required to use all reasonable efforts to take all action as may be necessary or appropriate in order to effectuate the Offer and the Merger as promptly as possible and to carry out the transactions provided for or contemplated by the Merger Agreement.

     The Merger Agreement provides that, if all of the conditions to the Merger shall have been fulfilled or waived and the Merger Agreement shall not have been terminated, the Offeror will be merged with and into the Company, with the Company continuing as the Surviving Corporation in the Merger under the corporate name it possesses immediately prior to the effective time of the Merger (the "Effective Time").

     In the Merger Agreement, the Company, through its Board of Directors, will call a meeting of the stockholders for the purpose of voting upon the Merger, hold such meeting as soon as practicable following the purchase of Shares pursuant to the Offer and the effectiveness of the registration statement for the DDC Common Shares to be issued in connection with the Merger, and, subject to the fiduciary duties of the Board of Directors under applicable law as advised by outside counsel of the Company, recommend to its stockholders the approval of the Merger. Such recommendation shall not be withdrawn or adversely modified except by resolution of the Board of Directors adopted in the exercise of applicable fiduciary duties. The Company shall use reasonable efforts to solicit from stockholders of the Company proxies in favor of the Merger and take all other actions reasonably requested by DDC to secure the vote of stockholders requested by the DGCL to effect the Merger. At any such meeting, all of the Shares then owned by the Offeror and by any of its subsidiaries will be voted in favor of the Merger and the Merger Agreement.

     At the Effective Time, each Share issued and outstanding immediately prior thereto (other than Shares owned by DDC or the Offeror or held by the Company, all of which shall be cancelled, and Dissenting Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Merger Consideration. Each share of common stock of the Offeror issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of the Offeror, the Company or the holders of Shares, be converted into and shall thereafter evidence one validly issued and outstanding share of common stock of the Surviving Corporation. In the Merger Agreement, the Company has agreed to use reasonable efforts to ensure that all outstanding stock options (individually, an "Option" and, collectively, the "Options"), performance share awards (individually, a "Performance Share" and, collectively, the "Performance Shares") and phantom restricted stock awards (individually, a "Phantom Restricted Stock Award" and, collectively, the "Phantom Restricted Stock Awards") heretofore granted under any plan, program or arrangement of the Company (collectively, the "Incentive Equity Plans") that are outstanding immediately prior to the Effective Time shall be acquired by the Company at the Effective Time for cash payments by the Company as follows:

    (i)   With respect to Options, an amount equal to (A) the excess, if any, of
          (1) (I) for all option holders who are not officers or directors of the Company for purposes of Section 16 of the Exchange Act, the cash value of 33% of the per share Merger Consideration payable with respect to the Common Stock plus $10.72, and (II) for all option holders who are officers or directors of the Company for purposes of
          Section 16 of the Exchange Act, the greater of (x) the cash value of 33% of the per share Merger Consideration payable with respect to the Common Stock plus $10.72 or (y) the highest closing price of the Shares on the NYSE during the 180-day period preceding the date on which the purchases of Shares pursuant to the Offer is consummated over (2) the exercise price per Share subject to the Option, multiplied by (B) the number of Shares for which the Option shall not have theretofore been exercised;

    (ii)  With respect to Performance Shares, an amount equal to the product of
          (A) (1) the number of Performance Shares covered by the award multiplied by (2) a fraction, the numerator of which is the number of days that shall have then elapsed in the applicable three-year performance cycle and the denominator of which is 1,095, and (B) the "Payment Value" (as defined in the Company's

           1994 Long-Term Incentive Plan or Executive Equity Incentive Plan, as the case may be) specified in the agreement evidencing the subject Performance Share award; and

     (iii) With respect to Phantom Restricted Stock Awards, an amount equal to
           (A) (I) the number of phantom shares of restricted stock covered by the award multiplied by (II) the cash value of 33% of the per share Merger Consideration payable with respect to the Shares plus $10.72 plus (B) the cash value of dividend equivalents credited to the phantom shares of restricted stock covered by the award.

     Either prior to or as soon as practicable following the consummation of the Offer, the Board of Directors (or, if appropriate, the Compensation Committee of the Board of Directors) shall adopt such resolutions or take other such actions as are required to cause any Options that are not exercisable as of the date hereof to become exercisable, to cause any Performance Share awards (prorated in accordance with clause (ii)(A) above that are not payable as of the date of the Merger Agreement to become payable, and to cause any Phantom Restricted Stock Awards (and dividend equivalents credited to the shares of phantom restricted stock covered thereby) that are not payable as of the date of the Merger Agreement to become payable, at the Effective Time.

     The respective obligation of each party to effect the Merger shall be subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions:

      (i) If approval of the Merger Agreement and the Merger by the Company's stockholders is required by applicable law, the Merger Agreement and the Merger shall have been approved by the requisite vote of such holders.

     (ii) There shall not have been issued any injunction or issued or enacted any law which prohibits or has the effect of prohibiting the consummation of the Merger or makes such consummation illegal; provided, however, that each of the parties shall have used its best efforts to prevent the entry of any injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered.

     In the Merger Agreement, the Company has agreed that on the date the Offeror's offer documents are filed with the Commission, it will file with the Commission and mail to its stockholders, a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") containing the recommendation of the Board of Directors that the Company's stockholders accept the Offer and approve the Merger and the Merger Agreement; provided, that such recommendation may be withdrawn, amended or modified to the extent the Board of Directors determines to do so in the exercise of its fiduciary duties, based upon the written advice of counsel.

     The Merger Agreement provides that upon the purchase of Shares pursuant to the consummation of the Offer, DDC shall be entitled to designate such number of directors, rounded up to the next whole number, as will give DDC representation on the Board of Directors equal to the product of (1) the number of directors on the Board of Directors and (2) the percentage that the number of Shares purchased by the Offeror or DDC, or any affiliate thereof bears to the aggregate number of Shares outstanding. The Company has agreed, upon the request of DDC, promptly to increase the size of the Board of Directors or exercise its reasonable efforts to secure the resignations of such number of directors as is necessary to enable DDC's designees to be elected to the Board of Directors and to cause DDC's designees to be so elected. The Company has agreed to take all reasonably appropriate action necessary to effect any such election and shall include in the Schedule 14D-9 the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Notwithstanding the foregoing, the parties shall use their respective reasonable efforts to ensure that at least three of the members of the Board of Directors not designated by DDC shall at all times prior to the Effective Time continue in office.

     In the Merger Agreement, the Company has made customary representations and warranties to the Offeror, including, but not limited to, representations and warranties relating to the Company's organization and qualification, capitalization, its authority to enter into the Merger Agreement and carry out the related transactions, Commission filings (including financial statements), the documents supplied by the Company relating to the Offer, required consents and approvals, compliance with applicable laws, employee benefit plans, litigation, material liabilities of the Company and its subsidiaries, environmental matters relating to the Company and its subsidiaries, labor matters, insurance, taxes, intellectual property and the absence of certain material adverse changes or events since September 30, 1996.

     DDC and the Offeror have also made customary representations and warranties to the Company, including, but not limited to, representations and warranties relating to the Offeror's organization and qualification, its authority to enter into the Merger Agreement, required consents and approvals, documents related to the Offer, terms of the Offer, the availability of sufficient funds to consummate the Offer, compliance with applicable laws, capitalization, Commission filings (including financial statements), the absence of certain material adverse changes or events since December 31, 1996, taxes, litigation, employee benefit plans, material liabilities of DDC and its subsidiaries, and environmental matters relating to DDC and its subsidiaries.

     Pursuant to the Merger Agreement, unless DDC has consented in writing thereto, the Company shall, and shall cause each of its Subsidiaries to, (1) conduct its operations according to its usual, regular and ordinary course of business consistent with past practice; (2) use its reasonable efforts to preserve intact its business organizations and goodwill, maintain in effect existing qualifications, licenses, permits, approvals and other authorizations (other than those the lapse of which would not have, individually or in the aggregate, a material adverse effect), keep available the services of its officers and employees and maintain satisfactory relationships with those persons having business relationships with them; (3) promptly upon the discovery thereof notify DDC of the existence of any breach of any representation or warranty of the Company contained in the Merger Agreement or the occurrence of any event that would cause any representation or warranty of the Company contained in the Merger Agreement no longer to be true and correct; and (4) promptly deliver to the DDC true and correct copies of any report, statement or schedule filed with the Commission subsequent to the date of the Merger Agreement. In addition, from the date of the Merger Agreement to the Effective Time, unless DDC has consented in writing thereto, the Company shall not, and shall not permit any of its Subsidiaries to, (1) amend its Certificate of Incorporation or Bylaws or comparable governing instruments or the Rights Agreement dated as of April 24, 1996, as amended by Amendment No. 1 dated July 8, 1997, between the Company and First Chicago Trust Company of New York; (2) authorize for issuance, issue, sell, pledge or register for issuance or sale any shares of its capital stock or other ownership interest in the Company (other than issuances of Shares in respect of any exercise of Options outstanding on the date of the Merger Agreement) or any of the Subsidiaries, or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights (other than rights related to Shares issued upon the exercise of Options, which entitle the holders of Shares to purchase shares of Series A Junior Participating Preferred Stock upon the occurrence of certain events), warrants or options to acquire or with respect to any such shares of capital stock, ownership interest, or convertible or exchangeable securities; or accelerate any right to convert or exchange or acquire any securities of the Company (other than Options, Performance Shares and Phantom Restricted Stock Awards pursuant to the Merger Agreement) or any of its Subsidiaries for any such shares or ownership interest; (3) effect any stock split or conversion of any of its capital stock or otherwise change its capitalization as it exists on the date hereof, other than as set forth in the Merger Agreement; (4) except as contemplated by the Merger Agreement, directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its subsidiaries, or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends or distributions to the Company or a subsidiary wholly-owned by the Company; (5) sell, lease, mortgage, pledge or otherwise dispose of or encumber any of its assets (including capital stock of subsidiaries), except in the ordinary course of business consistent with past practice; (6) acquire by merger, purchase or any other manner, any material business or entity or otherwise acquire any assets that are material to the Company and its subsidiaries taken as a whole, except for purchases of inventory, supplies or capital equipment in the ordinary course of business consistent with past practice; (7) incur or assume any long-term or short-term debt in excess of $10 million, except for working capital purposes in the ordinary course of business under the Company's existing credit facilities; (8) assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except wholly owned subsidiaries of the Company; (9) make or forgive any loans, advances or capital contributions to, or investments in, any other person; (10) waive or amend any term or condition of any confidentiality or "standstill" agreement to which the Company is a party; (11) enter into any new employment, severance, consulting or salary continuation agreements with any newly hired employees other than in the ordinary course of business consistent with past practice or enter into any of the foregoing with any existing officers, directors or employees or grant any increases in compensation or benefits to employees, other than increases in the ordinary course of business consistent with past practice, (12) enter into, adopt, amend in any material respect or terminate any employee benefit plan or arrangement (other than the termination of the Company's non-employee director equity compensation plan and the termination of the Company's employee stock purchase plan); (13) enter into, amend in any material respect or terminate any employment agreement or severance agreement entered into between the Company and its executive officers or waive any material right of the Company thereunder; (14) make any material changes in the type or amount of their insurance coverage or permit any material insurance policy naming the Company or any subsidiary as a beneficiary or a loss payee to be cancelled or terminated other than in the ordinary course of business consistent with past practice; (15) make any tax election or, except as may be required by law or generally acceptable accounting principles, change any material accounting principles or practices used by the Company or its subsidiaries; (16) take, or fail to take, any action to cause the Shares to be delisted from the NYSE prior to the completion of the Offer or the Merger; (17) settle or compromise any claims or litigation involving payments by the Company or any of its subsidiaries of more than $250,000 in any single instance or related instances, or that otherwise are material; (18) enter into any intellectual property license pursuant to which the Company licenses any of its intellectual property or sublicenses any of its intellectual property; (19) enter into any lease or amend any lease of real property involving the payment by the Company of $250,000 or more; or (20) agree in writing or otherwise to take any of the foregoing actions.

     Pursuant to the Merger Agreement, from the date of the Merger Agreement, unless the Company has consented in writing thereto, each of DDC and the Offeror shall, and shall cause each of its subsidiaries to, (1) conduct its operations according to its usual, regular and ordinary course of business consistent with past practice; (2) use its reasonable efforts to preserve intact its business organizations, maintain in effect existing material qualifications, licenses, permits, approvals and other authorizations (other than those the lapse of which would not have, individually or in the aggregate, a material adverse effect), keep available the services of their officers and employees and maintain satisfactory relationships with those persons having business relationships with them; (3) promptly upon the discovery thereof notify the Company of the existence of any breach of any representation or warranty of DDC or the Offeror contained in the Merger Agreement or the occurrence of any event that would cause any representation or warranty of DDC or the Offeror contained in the Merger Agreement no longer to be true and correct; and (4) promptly deliver to the Company true and correct copies of any report, statement or schedule filed with the Commission subsequent to the date of the Merger Agreement. In addition, from and after the date of the Merger Agreement to the Effective Time, unless the Company has consented in writing thereto, neither DDC nor the Offeror shall, and neither shall permit any of its significant subsidiaries to, (1) amend its Certificate of Incorporation or Bylaws or comparable governing instruments; (2) authorize for issuance, issue, sell, pledge or register for issuance or sale any shares of its capital stock or other ownership interest in DDC (other than issuances of DDC Common Shares in respect of any exercise of options outstanding on the date of the Merger Agreement, issuances necessary to complete the transactions contemplated by the Merger Agreement), the Offeror or any of their respective significant subsidiaries, or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest, or convertible or exchangeable securities; or accelerate any right to convert or exchange or acquire any securities of DDC, the Offeror or any of their respective significant subsidiaries for any such shares or ownership interest, except for the issuance of any financial instruments in connection with the Offer and the Merger and the financing thereof; (3) effect any stock split or conversion of any of its capital stock or otherwise change its capitalization as it exists on the date hereof, other than as set forth in the Merger Agreement; (4) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its significant subsidiaries other than as set forth in the Merger Agreement, or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends or distributions to DDC or any significant subsidiary wholly-owned by DDC; (5) sell, lease or otherwise dispose of any of its assets (including capital stock of its significant subsidiaries), except in the ordinary course of business; (6) acquire by merger, purchase or any other manner, any material business or entity or otherwise acquire any assets that are material to DDC, the Offeror and their significant subsidiaries taken as a whole, except for purchases of inventory, supplies or capital equipment in the ordinary course of business consistent with past practice; (7) incur or assume any long-term or short-term debt in excess of $50 million, except for working capital purposes in any amount in the ordinary course of business under DDC's existing credit facilities and except as may be required to consummate the Offer and the Merger; (8) assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except subsidiaries of DDC, except in the ordinary course of business consistent with past practice; (9) make or forgive any loans, advances or capital contributions to, or investments in, any other person, other than consistent with past practices, to or in any subsidiary, and other than by Detroit Diesel Capital Corporation or Detroit Diesel Credit Corporation in the ordinary course of their respective business consistent with past practices;
(10) waive or amend any term or condition of any confidentiality or "standstill" agreement to which DDC or the Offeror is a party; (11) adopt or amend in any material respect or terminate any employee benefit plan or arrangement; (12) amend in any material respect or terminate any employment agreement or severance agreement entered into between DDC and its executive officers or waive any material right of DDC thereunder, except in the ordinary course of business consistent with past practice; (13) make any material changes in the type or amount of their insurance coverage or permit any material insurance policy naming DDC or any of its subsidiaries as a beneficiary or a loss payee to be cancelled or terminated other than in the ordinary course of business; (14) except as may be required by law or generally acceptable accounting principles, change any material accounting principles or practices used by DDC or its significant subsidiaries; (15) take any action to cause the DDC Common Shares to be delisted from the NYSE; or (16) agree in writing or otherwise to take any of the foregoing actions.

     The Company has agreed in the Merger Agreement that, from the date of the Merger Agreement and prior to the Effective Time, neither the Company nor its subsidiaries shall, and the Company shall direct and use its best efforts to cause its officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney, or accountant retained by it or any of its subsidiaries) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, the Company or any of its subsidiaries (any such proposal or offer being referred to as an "Alternative Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal. However, the foregoing shall not prohibit the Board of Directors of the Company from furnishing information to or entering into discussions or negotiations with, any person or entity that makes an unsolicited bona fide proposal in writing, to acquire the Company pursuant to a merger, consolidation, share exchange, purchase of a substantial portion of the assets, business combination or other similar transaction, if, and only to the extent that, (1) the Board of Directors determines in good faith, and after consultation with outside counsel and the Financial Advisor that such action is required for the Board of Directors to comply with its fiduciary duties to shareholders imposed by law, (2) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, the Company provides written notice to DDC to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity, and (3) the Company keeps DDC informed of the status (not the terms) of any such discussions or negotiations.

     From and after the Effective Time, DDC has agreed in the Merger Agreement to indemnify and hold harmless, to the fullest extent permitted under the DGCL, each person who is, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer, director or similar person of the Company or any subsidiary against all losses, claims, damages, liabilities, costs or expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claims, actions, suits, proceedings, arbitrations, investigations or audits arising before or after the Effective Time out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, which acts or omissions occurred prior to the Effective Time. DDC has also agreed in the Merger Agreement to purchase a six-year pre-paid noncancellable directors and officers insurance policy covering the current and all former directors, officers and similar persons of the Company and its subsidiaries with respect to acts or failures to act prior to the Effective Time, in a single aggregate amount over the six-year period immediately following the Closing Date equal to the policy limit for the Company's current directors and officers insurance policy (the "Current Policy"). If such insurance is not obtainable at an annual cost per covered year not in excess of three times the annual premium paid by the Company for the Current Policy (the "Cap"), then DDC will cause the Surviving Corporation to purchase policies providing at least the same coverage as the Current Policy and containing terms and conditions no less advantageous to the current and former directors, officers and similar persons of the Company and its subsidiaries than the current policy with respect to acts or failures to act prior to the Effective Time; provided, however, that DDC and the surviving corporation shall not be required to obtain policies providing such coverage except to the extent that such coverage can be provided at an annual cost of no greater than the Cap; and, if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, DDC or the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

     The Merger Agreement provides that it may be terminated and the merger abandoned at any time prior to the Effective Time, notwithstanding approval by the stockholders of the Company, (1) by mutual written consent of the Company and DDC duly authorized by their respective Boards of Directors; (2) by the Company, if the Offeror shall have failed to commence the Offer within five business days after the date of the Merger Agreement, (3) by the Company, if DDC or the Offeror materially breaches any of their respective representations or warranties or covenants contained in the Merger Agreement and, with respect to any such breach that can be remedied, the breach is not remedied within five business days after the Company has furnished DDC or the Offeror with written notice of such failure; (4) by DDC or the Company (a) if the Effective Time shall not have occurred on or before December 31, 1997 (provided that the right to terminate the Merger Agreement pursuant to this provision is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date); (b) if there shall be any statute, law, rule or regulation that makes consummation of the Offer or the Merger illegal or prohibited or if any court of competent jurisdiction or other governmental entity shall have issued an order, judgment, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, judgment, decree, ruling or other action shall have become final and non-appealable; or (c) if the Offer terminates or expires on account of the failure of any condition specified in Merger Agreement without the Offeror having purchased any Shares thereunder (provided that the right to terminate the Merger Agreement pursuant to this provision is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of any such condition); (5) by the Company, at any time prior to the acceptance for payment of Shares by the Offeror pursuant to the Offer, if there is an Alternative Proposal which the Board of Directors in good faith determines represents a superior transaction for the stockholders of the Company as compared to the Offer and the Merger, and the Board of Directors determines, after consultation with outside counsel and the Financial Advisor, that it is required by its fiduciary duties to the Company's stockholders imposed by law to terminate the Merger Agreement and the Company pays to DDC the Termination Fee (as defined below); provided, however, that the right to terminate the Merger Agreement pursuant to this provision shall not be available
(a) if such Alternative Proposal shall result from a breach in any material respect of the Company's obligations under the Merger Agreement with respect to solicitations or (b) if the Company has not provided DDC and the Offeror with at least two business days' prior written notice of its intent to so terminate the Merger Agreement together with a summary of the material terms and conditions of the Alternative Proposal; and (6) by DDC, if the Board of Directors of the Company shall have failed to recommend, or shall have withdrawn, modified or amended in any manner adverse to DDC or Offeror, its approval or recommendation of the Offer or the Merger, or shall have recommended acceptance of any Alternative Proposal.

     The Company has agreed in the Merger Agreement that, in the event that, (1) the Board of Directors of the Company shall publicly modify or amend its recommendation of the Offer or the Merger in a manner adverse to DDC or shall withdraw its recommendation of the Offer or shall recommend any Alternative Proposal, or shall resolve to do any of the foregoing, or (2) at any time prior to the termination of the Merger Agreement any person (other than DDC or any of its affiliates) shall publicly announce any Alternative Proposal and, at any time on or prior to one year after the date of the Merger Agreement, shall become the beneficial owner of 33% or more of the outstanding Shares or shall consummate an Alternative Proposal, then in any such event the Company shall promptly, but in no event later than two business days after the first of such events to occur, pay DDC an amount equal to $15,750,000 (the "Termination Fee"), which shall be in lieu of any and all damages, costs, and expenses, for breach of the Merger Agreement by the Company.

14. DIVIDENDS AND DISTRIBUTIONS

     The Merger Agreement provides that neither the Company nor any of its subsidiaries will, among other things, prior to the Effective Time (1) declare, set aside or pay any dividend (whether in cash, stock or property) or make any other distribution or payment with respect to any shares of its capital stock or
(2) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or make any commitment for any such action.

15. CERTAIN CONDITIONS TO OFFEROR'S OBLIGATIONS

     Notwithstanding any other term of the Offer or the Merger Agreement, the Offeror shall not be required to accept for payment or pay for, subject to any applicable rules and regulations of the Commission, any Shares not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Shares unless (1) the Minimum Condition is satisfied, (2) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated and (3) approvals required by law to be obtained prior to the consummation of the Offer under any foreign antitrust or competition laws ("Foreign Antitrust Laws") to the purchase of Shares pursuant to the Offer shall have been obtained. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Offeror shall not be required to accept for payment or to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer if at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions exist or shall occur and remain in effect:

          (i) (a) A court of competent jurisdiction or other governmental entity shall have issued an order, judgment, decree or ruling on the merits in connection with an action, suit or proceeding brought by any governmental entity or person which (1) restrains or prohibits the acquisition by DDC of Shares pursuant to the Offer, or the making or consummation of the Offer or the Merger, (2) makes the purchase of or payment for some or all of the Shares pursuant to the Offer or the Merger illegal, (3) imposes material limitations on the ability of DDC (or any of its affiliates) to acquire or hold, or to require DDC or any of its affiliates or subsidiaries to dispose of or hold separate, any material portion of the assets or the business of DDC and its affiliates taken as a whole or the Company and its subsidiaries taken as a whole, or (4) imposes material limitations on the ability of DDC (or its affiliates) to exercise full rights of ownership of the Shares purchased by it, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company, or (b) there shall have been instituted and pending any action or proceeding by any governmental entity which, in the opinion of DDC's counsel (assuming, for purposes of such opinion only, the validity of the allegations) has a reasonable likelihood of success on the merits, and which (1) seeks to challenge the acquisition by DDC of the Shares pursuant to the Offer, restrain, prohibit or delay the making or consummation of the Offer or the Merger, or obtain any material damages in connection therewith, (2) seeks to make the purchase of or payment for some or all of Shares pursuant to the Offer or the Merger illegal, (3) seeks to impose material limitations on the ability of DDC (or any of its affiliates) effectively to acquire or hold, or to require DDC or the Company or any of their respective affiliates or subsidiaries to dispose of or hold separate, any material portion of the assets or the business of DDC and its affiliates taken as a whole or the Company and its subsidiaries taken as a whole, or (4) seeks to impose material limitations on the ability of DDC (or its affiliates) to exercise full rights of ownership of the Shares purchased by it, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company; or

          (ii) There shall have occurred (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (c) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, or (d) any limitation (whether or not mandatory) by any governmental or regulatory authority on, or any other event which has a material adverse effect on the extension of credit by banks or other lending institutions in the United States; or

          (iii) there shall have been promulgated, enacted, entered, enforced or deemed applicable to the Offer or the Merger, by any governmental entity, any law or there shall have been issued any injunction resulting in any of the consequences referred to in subsection (i) above; or

          (iv) the Merger Agreement shall have been terminated in accordance with its terms; or

          (v) (a) the representations and warranties made by the Company in the Merger Agreement shall not be true and correct as of the date of consummation of the Offer as though made on and as of that date (other than representations and warranties made as of a specified date) except for any breach or breaches which, in the aggregate, would not have a material adverse effect or (b) the Company shall have breached or failed to comply in any material respect with any of its obligations under the Merger Agreement and, with respect to any such failure that can be remedied, the failure is not remedied within 20 business days after DDC has furnished the Company with written notice of such failure; or

          (vi) during the period from the date of the Merger Agreement through the expiration of the Offer, the Company and its Subsidiaries have not conducted their business in the ordinary course of such business consistent with past practices, or there has been any event or state of facts which would have a material adverse effect; or

          (vii) the Board of Directors shall have modified or amended its recommendation of the Offer or the Merger in any manner adverse to DDC or the Offeror or shall have withdrawn its recommendation of the Offer or the Merger or shall have recommended acceptance of any Alternative Proposal or shall have resolved to do any of the foregoing; or

          (viii) (a) a tender or exchange offer for 33% or more of the then outstanding Shares shall have been publicly proposed to be made and not withdrawn within five business days, or shall have been made, by any person, corporation, entity or group (other than DDC and any of its affiliates and other than any person who is the beneficial owner of 33% or more of the Shares as of the date of the Merger Agreement) at a price in excess of the value of the Merger Consideration (calculated as if the Closing Date were the date such tender offer is commenced); (b) any person (other than DDC and any of its affiliates) shall have acquired beneficial ownership of 33% or more of the outstanding Shares, or shall have been granted any options or rights, conditional or otherwise, to acquire a total of 33% or more of the outstanding Shares; (c) any new group shall have been formed which beneficially owns more than 33% of the outstanding Shares; or
     (d) any person (other than DDC and any of its affiliates) shall have entered into an agreement in principle or definitive agreement with the Company with respect to a tender or exchange offer for any Shares or a merger, consolidation or other business combination with or involving the Company.

     Subject to the Company's right to extend the Offer, the foregoing conditions (i) through (viii) are for the sole benefit of DDC and the Offeror and may be asserted by DDC regardless of the circumstances giving rise to any such condition and may be waived by DDC, in whole or in part, at any time and from time to time, in the sole discretion of DDC. The failure by DDC at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

     Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned by the depositary to the tendering stockholders.

16. CERTAIN REGULATORY AND LEGAL MATTERS

     Except as set forth in this Section, the Offeror is not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by the Offeror as contemplated herein. Should any such approval or other action be required, it will be sought, but the Offeror has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to the Offeror's right to decline to purchase Shares if any of the conditions specified in Section 15 shall have occurred. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that adverse consequences might not result to the Company's business or that certain parts of the Company's business might not have to be disposed of if any such approvals were not obtained or other action taken.

     Antitrust. The federal government has adopted antitrust laws, regulations and rules applicable to attempts to acquire securities of corporations incorporated or operating in the United States. Such laws, regulations and rules, could prohibit the consummation of the Offer and the Merger. The HSR Act provides that the acquisition of the Shares by the Offeror in the Offer and the Merger may not be consummated unless certain information has been furnished to the Department of Justice, Antitrust Division (the "Division") and the Federal Trade Commission ("FTC") and certain waiting period requirements have been satisfied. The rules promulgated by the FTC under the HSR Act require the filing of a Notification and Report Form (the "Form") with the Division and the FTC and that the acquisition of the Shares by the Offeror in the Offer may not be consummated until 15 days after receipt of the Form by the Division or the FTC. Within such period, the Division or the FTC may request additional information or documentary material. In the event of such request, the acquisition of the Shares by the Offeror in the Offer may not be consummated until ten days after receipt of such additional information or documentary material by the Division or the FTC. Compliance with a request for additional information or documentary material can take a significant amount of time. The Offeror has been advised that Roger S. Penske, as ultimate parent of DDC, and that the Company intend to file their respective forms as soon as practicable, and in any event no later than July 25, 1997.

     If any applicable waiting period under the HSR Act in respect of the acquisition of the Shares by the Offeror in the Offer and the Merger has not expired or been terminated prior to the Expiration Date, the Offeror will not be obligated to proceed with the Offer or the purchase of any Shares not theretofore purchased pursuant to the Offer. See Section 15.

     State Takeover Laws. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL ("Section 203") prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the business combination (i) is with a person who either was not an interested stockholder during the previous three years or became an interested stockholder with the approval of the corporation's board of directors and (ii) is approved or not opposed by a majority of the corporation's directors then in office. The Merger Agreement, the Offer and the Merger were unanimously approved by the Board of Directors of the Company on July 8, 1997; therefore, since neither the Offeror nor any of its affiliates is (or has during the previous three years been) an interested stockholder, Section 203 is inapplicable to the Offer and the Merger.

     A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However in 1987, in CTS Corp. v. Dynamics Corp.

of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining presenting stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there. Subsequently, in TLX Acquisition Corp., v Telex Corp., a Federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc., v McReynolds, a Federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a Federal district court in Florida held in Grand Metropolitan PLC v Butterworth that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

     The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Offeror does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, the Offeror will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Offeror might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Offeror might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, the Offeror may not be obligated to accept for payment any Shares tendered. See
Section 15.

     Other Foreign Laws. The Company and certain of its subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Certain of such filings or approvals, if required or desirable, may not be made or obtained prior to the expiration of the Offer. The Purchaser is seeking further information regarding the applicability of any such laws and currently intends to take such action as may be required or desirable. If any approvals required by law to be obtained prior to consummation of the Offer under any Foreign Antitrust Laws to the purchase of Shares pursuant to the Offer shall not have been obtained prior to the Expiration Date, the Offeror will not be obligated to proceed with the Offer or the purchase of any Shares not theretofore purchased pursuant to the Offer. In addition, if any foreign governmental entity takes any action prior to the completion of the Offer that might have certain adverse effects, the Purchaser will not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer. See
Section 15.

17. FEES AND EXPENSES

     Neither the Offeror, nor any officer, director, stockholder, agent or other representative of the Offeror, will pay any fees or commissions to any broker, dealer or other person (other than the Dealer Manager, the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by the Offeror for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

     Chase Securities Inc. ("Chase") is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services (including delivery of a fairness opinion to DDC's board of directors) to the Offeror in connection with the proposed acquisition of the Shares. The Offeror has agreed to pay Chase (1) a fee of $250,000 payable upon consummation of the Offer for its services as Dealer Manager, (2) a fee of $200,000 payable upon delivery of its fairness opinion to DDC's board of directors, and (3) an additional fee of $425,000 payable upon the execution of the Merger Agreement. In addition, the Offeror has agreed to reimburse Chase for certain reasonable out-of-pocket expenses incurred by Chase in connection with the Offer, including the reasonable fees of its counsel, and to indemnify Chase against certain liabilities and expenses, including certain liabilities under the federal securities laws.

     The Offeror has retained D.F. King & Co., Inc., as Information Agent, and ChaseMellon Shareholder Services, L.L.C. as Depositary, in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services hereunder and reimbursement for their reasonable out-of-pocket expenses. The Information Agent and the Depositary will also be indemnified by the Offeror against certain liabilities in connection with the Offer.

18. MISCELLANEOUS

     The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror by Chase or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     No person has been authorized to give any information or make any representation on behalf of the Offeror other than as contained in this Offer to Purchase or in the Letter of Transmittal, and, if any such information or representation is given or made, it should not be relied upon as having been authorized by the Offeror.

     The Offeror has filed with the Commission a Statement on Schedule 14D-1, pursuant to Section 14(d)(1) of the Exchange Act and Rule 14d-1 promulgated thereunder, furnishing certain information with respect to the Offer. Such
Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to the Company in Section 8 (except that they will not be available at the regional offices of the Commission).

                                          OMC ACQUISITION CORP.

July 15, 1997

                                                                         ANNEX I

                    CERTAIN INFORMATION CONCERNING THE DDC,
                        THE OFFEROR AND RELATED PARTIES

     The table below presents certain information concerning the executive officers and directors of DDC and the Offeror (with additional information being set forth below). The address of each director and officer is Detroit Diesel Corporation, 13400 Outer Drive, West, Detroit, Michigan 48239-4001. All directors and executive officers listed below are citizens of the United States, except for Dr. Eckhard Cordes and Dr. Kurt J. Lauk, who are both citizens of Germany.

                 NAME                              CURRENT POSITIONS WITH DDC AND THE OFFEROR
                 ----                              ------------------------------------------
Roger S. Penske........................    Chief Executive Officer and Chairman of the Board of
                                             Directors of DDC and the Offeror
Timothy D. Leuliette...................    Vice Chairman and Director of DDC and the Offeror
Ludvik F. Koci.........................    President and Director of DDC and the Offeror
Dr. Eckhard Cordes.....................    Director of DDC
John E. Doddridge......................    Director of DDC
William E. Hoglund.....................    Director of DDC
Gary G. Jacobs.........................    Director of DDC
Dr. Kurt J. Lauk.......................    Director of DDC
Joseph F. Welch........................    Director of DDC
R. Jamison Williams, Jr................    Director of DDC
Robert R. Allran.......................    Senior Vice President - Operations of DDC
A. Gordon Clark........................    Senior Vice President - Sales of DDC
John F. Farmer.........................      Vice President and General Counsel of DDC, Vice President
                                             and Secretary of the Offeror
J. Randall Lawrence....................    Senior Vice President - Finance of DDC, Senior Vice
                                             President of the Offeror
David F. Merrion.......................    Senior Vice President - Engineering of DDC
Calvin C. Sharp........................    Senior Vice President - Administration of DDC
Robert A. Sisk.........................    Senior Vice President - Strategic Planning and Business
                                             Development of DDC
Paul F. Walters........................    Senior Vice President of DDC
Walter F. Ware.........................    Senior Vice President of DDC

     Roger S. Penske is 60 years old. He has been Chairman and a director of DDC since its organization in 1987. Mr. Penske is also Chairman of the Board and Chief Executive Officer of Penske Corporation. Penske Corporation is a privately-owned diversified transportation services company which (among other things) holds, through its subsidiaries, interests in a number of businesses, including Penske Truck Leasing Co., L.P., Penske Motorsports, Inc., and Diesel Technology Company. Mr. Penske is also a member of the Boards of Directors of Philip Morris Companies Inc., General Electric Company, Penske Motorsports, Inc. and Gulfstream Aerospace Corporation.

     Timothy D. Leuliette is 47 years old. He has been a director and Vice Chairman of DDC since 1996. Before that, Mr. Leuliette had been President and Chief Executive Officer of ITT Automotive, Inc., and Senior Vice President of ITT Industries, Inc., since 1991, and was President and Chief Executive Officer of Siemens Automotive, L.P. from 1988 to 1991. Mr. Leuliette is also a director and the President and Chief Operating Officer of Penske Corporation. Mr. Leuliette is a director of Libbey-Owens-Ford and the Detroit Branch of The Federal Reserve Bank of Chicago. His other affiliations have been with the Leukemia Society of America, Children's Center, Vision 2000, Arthritis Foundation and Junior Achievement.

     Ludvik F. Koci is 61 years old. He has been a director of DDC since its organization in 1987. Mr. Koci has been President and Chief Operating Officer since December 1989. Before that, Mr. Koci had been

Executive Vice President of the Company since DDC's organization in 1987. Prior to the company's commencement of operations in January 1988, Mr. Koci had been employed by General Motors since 1954. Mr. Koci is also a Director of Wabash National Corporation.

     Dr. Eckhard Cordes is 46 years old. He has been a director of DDC since March 1997. Dr. Cordes is a Deputy Member of the Daimler-Benz AG Board of Management, Corporate Development and Rail Systems, Microelectronics. Before that, he was a Senior Vice President, Corporate Development of Daimler-Benz from 1995 to 1996; Senior Vice President, Corporate Planning and Controlling of Daimler-Benz from 1994 to 1995; and Senior Vice President, Controlling, Corporate Planning and M&A of AEG AG, a Daimler-Benz affiliate, from 1991 to 1994.

     John E. Doddridge is 56 years old. He has been a director of DDC since January 1994. Mr. Doddridge is the Chairman and Chief Executive Officer of Intermet Corp., a publicly-traded metal casting company. He was, from November 1992 to October 1994, the Vice Chairman of the Board of Directors and Chief Executive Officer of Magna International, Inc., a publicly-traded manufacturer of technologically-advanced automotive components, assemblies and systems. Mr. Doddridge was President, North American Operations of Dana Corporation from April 1989 to November 1992. Mr. Doddridge is also a member of the Board of Directors of Standard Products Co.

     William E. Hoglund is 62 years old. He has been a director of DDC since 1990. Mr. Hoglund retired as Executive Vice President of General Motors Corporate Affairs and Staff Support Group in December 1994, a position he had held since the group was established in November 1992. Before that, Mr. Hoglund was Executive Vice President and Chief Financial Officer of General Motors from April 1992 to November 1992. He had served as Executive Vice President of General Motors since August 1988. Mr. Hoglund is also a member of the Boards of Directors of Standard Federal Bank, N.A. and Mead Corporation, as well as the Sloan Foundation.

     Gary G. Jacobs is 56 years old. He has been a director of DDC since January 1994. He is the President and Chief Executive Officer of Laredo National Bancshares, Inc. (a bank holding company) and Chairman of The Laredo National Bank.

     Dr. Kurt J. Lauk is 50 years old. He has been a director of DDC since 1996. Dr. Lauk is the Head of the Commercial Vehicle Division, Daimler-Benz and a member of its Board of Management. Before that, he was a member of the Board of Management of VEBA, AG, Dusseldorf, responsible for finance and controlling, from 1992 to 1996, and Deputy President of AUDI AG, Ingolstadt, responsible for finance, business management and marketing, from 1989 to 1992.

     Joseph F. Welch is 62 years old. He has been a director of DDC since January 1994. He is the Chairman and Chief Executive Officer of The Bachman Company, a producer of snack foods.

     R. Jamison Williams, Jr. is 55 years old. He has been a director of DDC since 1988. He is a shareholder in the law firm of Williams, Williams, Ruby & Plunkett, P.C., in Birmingham, Michigan. He is also a director of Price Manufacturing, Inc., a Canadian bedding manufacturer.

     Robert R. Allran is 54 years old and has been Senior Vice President - Operations of DDC since DDC's organization in 1987.

     A. Gordon Clark is 75 years old and has been Senior Vice President - Sales of DDC since October 1993. Before that, Mr. Clark had been active in the DDC's business in his capacity as Executive Vice President - Sales of Penske Transportation, Inc. since 1989. Mr. Clark has an employment agreement with DDC that provides an annual salary of $350,000 through January 31, 1998 when the agreement terminates.

     John F. Farmer is 43 years old and has been General Counsel of DDC since 1988 and a Vice President of DDC since April 1993. From 1988 to January 1994, Mr. Farmer was also Secretary of DDC.

     J. Randall Lawrence is 47 years old and was appointed Senior Vice President -Finance of DDC in January 1995. Prior to this appointment, Mr. Lawrence was Chief Financial Officer of Penske Automotive Group, Inc. since 1986.

     David F. Merrion is 60 years old and has been Senior Vice President - Engineering of DDC since DDC's organization in 1987.

     Calvin C. Sharp is 46 years old and has been Senior Vice President - Administration of DDC since July 1997. Before that, he was Director of Industrial Relations and Administration of DDC since 1988.

     Robert A. Sisk is 43 years old and has been Senior Vice President - Strategic Planning and Business Development of DDC since January 1997. Before that, he was Vice President, Business Development of DDC from 1992 to 1997, and Vice President, Power Systems of DDC from 1989 to 1992.

     Paul F. Walters is 53 years old and has been the Executive Vice President - Administration of Penske Corporation and the Senior Vice President of DDC since July 1997. Before that, Mr. Walters was the Senior Vice President - Administration of DDC since DDC's organization in 1987.

     Walter F. Ware is 54 years old and was appointed Senior Vice President of DDC in November 1995. Prior to his appointment, Mr. Ware was actively involved in seeking entrepreneurial opportunities in the automotive sector from August 1994 to November 1995. Before that, Mr. Ware had been Vice-President - Group Executive of IDEX Corporation since 1993, where he was responsible for three wholly-owned subsidiaries involved in the industrial machinery business, and Group Vice - President of the Industrial Products Group of Goulds Pumps Inc. from 1989 to 1993.

     Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

                        The Depositary for the Offer is:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

            By Mail:                  By Overnight Courier:              By Hand Delivery:
         P.O. Box 3305                  85 Challenger Rd.             120 Broadway, 13th Floor
   South Hackensack, NJ 07606           Mail Drop - Reorg                New York, NY 10271
Attn: Reorganization Department     Ridgefield Park, NJ 07660     Attn: Reorganization Department
                                 Attn: Reorganization Department
                                    By Facsimile Transmission:
                                          (201) 329-8936
                                           To Confirm:
                                          (201) 296-4860

                               ------------------

     Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.

                                77 WATER STREET
                            NEW YORK, NEW YORK 10005
                 BANKS AND BROKERS CALL COLLECT: (212) 269-5550
                   ALL OTHERS CALL TOLL-FREE: (800) 207-2014

                      The Dealer Manager for the Offer is:

                             CHASE SECURITIES INC.

                                270 PARK AVENUE
                               NEW YORK, NY 10017
                                 (212) 270-3416
                                 (CALL COLLECT)